UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of MARCH, 2005.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:    March 29, 2005                    /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                      MARCH 29, 2005


        SUCCESSFUL COMPLETION OF DUE DILIGENCE STUDY AT THE LA TRINI AND
                 MOLOLOA SILVER-GOLD PROPERTIES, JALISCO, MEXICO

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY"), TSXV-TM; FRANKFURT-TUY; OTCBB-TUMIF. David Henstridge, President, is pleased to announce that further to the Company's press release of January 19, 2005, whereby the Company announced the signing of the Letter Agreement, through its subsidiary TMXI Resources S.A. de C.V., for the acquisition of 100% of the rights to the La Trini and Mololoa Silver-Gold Properties (the "Claims"), the Company has received confirmation of acceptance of filing from the TSX Venture Exchange and has successfully completed its due diligence study, including confirmation that the Claims are in good standing pursuant to relevant Mexican laws.

Also, on March 23, 2005, the Company received confirmation that an agreement terminating a royalty obligation between the owner of the Claims and a third party had been accepted for filing by the Public Registry of Mines in Mexico. The Company and the owner of the Claims have been working in cooperation to fulfill, to the Company's satisfaction, certain conditions under the Letter Agreement. These conditions have now been met and, therefore, the Company has proceeded with the initial payment of US$100,000 and has issued 9,310 fully paid common shares as per an applicable finder's fee agreement.

The Claims total 356 hectares and are located in the Jalisco silver belt about 100 kilometres northwest of Guadalajara, Mexico.

On February 15, 2005, the Company also announced that as part of its due diligence, the Company had undertaken a sampling program within one of the main adits at La Trini to confirm previous sampling results. The results from the Company's independent sampling program produced comparable results to the historical data and the results generally confirm the reliability of the old data.

Tumi Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "TM" (TM.V for quotes through yahoo.com), on the Frankfurt Exchange under symbol "TUY" and on the OTCBB under symbol "TUMIF". The Company recognizes the importance of branding its name in the investment community and has an active public relations and market awareness program focused on North America and Europe. To accommodate the European financial markets, its website www.tumiresources.com has been translated into German. The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by building a large portfolio of silver-based assets. Management aims to identify exploration projects of high merit and quickly complete confirmation exploration enabling Tumi to confirm the potential of a project and reach advanced project status by the most cost effective and shortest time possible.

On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                          or email: mbermudez@chasemgt.com
---------------------------------             website: www.tumiresources.com
David Henstridge, President & CEO
                                              INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net

FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. The TSX Venture Exchange and the Frankfurt Deutsche Borse have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.